UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Marsh Supermarkets, Inc.

(Name of Issuer)

Common Stock, Class B

(Title of Class of Securities)

571783208

(CUSIP Number)

Jeffrey M. Smith, Esq.

Wyrick Robbins Yates & Ponton LLP

4101 Lake Boone Trail, Suite 300

Raleigh, North Carolina 27607

(919) 781-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 18, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 571783208	SCHEDULE 13D	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

BML Investment Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

210,743
8 SHARED VOTING POWER

N/A
9 SOLE DISPOSITIVE POWER

210,743
10 SHARED DISPOSITIVE POWER

N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

210,743
12	CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%
14	TYPE OF REPORTING PERSON*

PN

CUSIP No. 571783208	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Braden M. Leonard
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS*

PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

4500
8 SHARED VOTING POWER

N/A
9 SOLE DISPOSITIVE POWER

4500
10 SHARED DISPOSITIVE POWER

N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4500
12	CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%
14	TYPE OF REPORTING PERSON*

IN

CUSIP No. 571783208	Page 4 of 13 Pages

Item 1. Security and Issuer

This statement relates to the Class B common stock, no par value (the “Common Stock”), of Marsh Supermarkets, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 9800 Crosspoint Boulevard, Indianapolis, Indiana 46256.

Item 2. Identity and Background

(a) - (c) This statement is being filed by BML Investment Partners, L.P., a Delaware limited partnership. BML Capital Management, LLC, an Indiana limited liability company, is the general partner to BML Investment Partners, L.P. Braden M. Leonard is the sole managing member of the general partner.

BML Investment Partners, L.P. - The businesses address of BML Investment Partners, L.P., is 8888 Keystone Crossing, Suite 1347, Indianapolis, IN, 46240. The principal business of BML Investment Partners, L.P. is to purchase, sell, trade and invest in securities.

BML Capital Management, LLC - The businesses address of BML Capital Management, LLC, is 8888 Keystone Crossing, Suite 1347, Indianapolis, IN, 46240. The principal business of BML Capital Management, LLC, is to serve as the general partner to BML Investment Partners, L.P.

Braden M. Leonard – Mr. Leonard’s business address is 8888 Keystone Crossing, Suite 1347, Indianapolis, IN, 46240. Mr. Leonard’s principal business is to serve as managing member of BML Capital Management, LLC.

(d) and (e) During the last five years, none of the persons or entities listed above or, to the knowledge of such persons or entities, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Leonard is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

BML Investment Partners, L.P. - Working Capital	$1,971,914.73
Braden M. Leonard – Personal Funds	$35,990.10

CUSIP No. 571783208	Page 5 of 13 Pages

Item 4. Purpose of Transaction

BML Investment Partners, L.P. and Braden M. Leonard (the “Reporting Persons”) acquired the Common Stock beneficially owned by them in the ordinary course of purchasing, selling and investing in securities. On May 3, 2006, the Issuer entered into a merger agreement with an affiliate of Sun Capital Partners IV, L.P. (the “Proposed Merger”). The Reporting Persons believe that the value of the Issuer exceeds the price to be paid by the purchaser in the Proposed Merger and intend to vote against the Proposed Merger at the special meeting of stockholders to be held on September 22, 2006.

On August 24, 2006, the Reporting Persons sent a letter to the Board of Directors of the Issuer addressing the basis for the Reporting Persons’ opposition to the transaction. A copy of the letter is attached to this filing as Exhibit B.

All of the shares of Common Stock reported herein as being beneficially owned by the Reporting Persons were acquired for investment purposes. Except as set forth herein, none of the Reporting Persons has any plans or proposals that related to or would result in any of the transactions described in Item 4 of Schedule 13D.

The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5. Interest in Securities of the Issuer

(a) and (b) Set forth in the table below are the number and percentage of shares of the Issuer’s Common Stock beneficially owned, as well as the nature of ownership, for the Reporting Person as of the date of the event requiring the filing of this statement (August 18, 2006).

Name	No. of Shares Beneficially Owned with Sole Voting Power Only	No. of Shares Beneficially Owned with Sole Voting and Dispositive Power	No. of Shares Beneficially Owned with Shared Voting and Dispositive Power	Aggregate No. of Shares Beneficially Owned	Percentage of Shares Beneficially Owned(1)
BML Investment Partners, L.P.	-0-	210,743	-0-	210,743	5.0%
Braden M. Leonard	-0-	4,500	-0-	4,500	0.1%

(1)	Calculated based on a total of 4,212,284 shares of Class B common stock, no par value, reported on the Issuer’s Form 10-Q filed with the SEC on August 8, 2006.

CUSIP No. 571783208	Page 6 of 13 Pages

(c) The following is a description of the transactions, all of which were purchases executed in the open market, in the Issuer’s Common Stock by BML Investment Partners, L.P., in the sixty days prior to filing this Schedule 13D:

Date	Quantity	USD Price per Share	Date	Quantity	USD Price per Share
6/26/2006	18	11.87	7/14/2006	1000	11.86
6/26/2006	2782	11.88	7/17/2006	500	11.53
6/27/2006	400	11.7	7/17/2006	200	11.58
6/27/2006	96	11.8	7/17/2006	1	11.6
6/27/2006	11204	11.81	7/17/2006	499	11.62
6/28/2006	442	11.9	7/17/2006	213	11.65
6/28/2006	558	11.91	7/17/2006	3287	11.66
6/30/2006	928	11.79	7/17/2006	500	11.67
7/3/2006	200	11.78	7/21/2006	341	11.29
7/3/2006	1199	11.86	7/21/2006	254	11.35
7/3/2006	751	11.94	7/21/2006	1200	11.49
7/3/2006	749	11.95	7/21/2006	2907	11.52
7/5/2006	310	11.96	7/24/2006	39	11.47
7/5/2006	490	11.97	7/24/2006	879	11.67
7/5/2006	500	11.98	7/25/2006	200	11.54
7/5/2006	300	11.99	7/25/2006	700	11.55
7/6/2006	182	11.86	7/25/2006	500	11.56
7/6/2006	1200	11.91	7/25/2006	676	11.61
7/6/2006	1000	11.96	7/25/2006	100	11.65
7/6/2006	600	11.97	7/25/2006	400	11.66
7/6/2006	500	11.98	7/26/2006	10000	11.57
7/7/2006	1000	11.97	7/26/2006	8596	11.6
7/7/2006	2750	11.98	7/31/2006	316	11.45
7/10/2006	162	11.91	7/31/2006	800	11.46
7/10/2006	3775	11.97	7/31/2006	200	11.48
7/12/2006	500	11.9	7/31/2006	684	11.49
7/12/2006	529	11.95	8/9/2006	200	11.14
7/13/2006	1799	11.9	8/9/2006	2300	11.25
7/13/2006	84	11.97	8/18/2006	201	11.01
7/13/2006	5000	11.98	8/18/2006	1024	11.11
7/14/2006	1500	11.84	8/18/2006	5018	11.12

(d) None.

(e) Not applicable.

CUSIP No. 571783208	Page 7 of 13 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

Exhibit A – Agreement to Jointly File Schedule 13D.

Exhibit B – Letter to the Board of Directors sent on August 24, 2006.

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2006

BML Investment Partners, L.P., a Delaware limited partnership

By:	BML Capital Management, LLC, an Indiana limited liability company

	By:	/s/ Braden M. Leonard
	Name:	Braden M. Leonard
	Title:	Managing Member

/s/ Braden M. Leonard
Braden M. Leonard

CUSIP No. 571783208	Page 8 of 13 Pages

Exhibit A

AGREEMENT

TO JOINTLY FILE SCHEDULE 13D

The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned’s ownership of securities of Marsh Supermarkets, Inc. and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.

Dated: August 24, 2006

BML Investment Partners, L.P., a Delaware limited partnership

By:	BML Capital Management, LLC, an Indiana limited liability company

	By:	/s/ Braden M. Leonard
	Name:	Braden M. Leonard
	Title:	Managing Member

/s/ Braden M. Leonard
Braden M. Leonard

CUSIP No. 571783208	Page 9 of 13 Pages

Exhibit B

BML INVESTMENT PARTNERS, L.P.

8888 Keystone Crossing, Ste. 1347

Indianapolis, IN 46240

(317) 581-2480

August 24, 2006

Board of Directors

c/o Marsh Supermarkets, Inc.

9800 Crosspoint Blvd

Indianapolis, IN 46256

Dear Members of the Board of Directors:

As the managing member of BML Investment Partners, a 5.0% holder of Marsh B class securities, I strongly disagree with your decision to sell the Company to an affiliate of Sun Capital Partners (“Sun”) for $11.125 per share.

I do not believe that the $11.125 per share transaction fully reflects the asset value of our company, as my analysis yields an asset value of between $22-28 per share. Even assuming additional impairment charges for future store closings (such as the recently announced Naperville store closure), there’s a substantial gap between book value and the Sun offer.

(In 1,000’s except per share amounts)

	LOW	HIGH
Book Value (1)	86,966	86,966
Less: Goodwill (2)	9,500	9,500
Value of real estate above stated book value (3)	100,000	150,000
Adjusted tangible Book Value	177,466	227,466
Diluted share count (4)	7,959	7,959
Adjusted Book Value per share	22.30	28.58

CUSIP No. 571783208	Page 10 of 13 Pages

Sun stated in a letter addressed to the Special Committee of the Board of Directors (Special Committee) dated May 29, 2006 that the “real estate appraisals [independently appraised at $100-$150 million above carrying value, and disclosed in the Q3 2005 earnings release dated Feb 21, 2006] grossly overstate the value of Marsh’s assets and that leverage against these assets would be far below expectations generated by those appraisals.” Assuming that Sun is correct, and that the value of the real estate is only worth half as much as above-stated appraisal, Marsh’s asset value is still well above Sun’s $11.125 offer.

(In 1,000’s except per share amounts)

	LOW	HIGH
Book Value (1)	86,966	86,966
Less: Goodwill (2)	9,500	9,500
1/2 Value of real estate above stated book value (3)	50,000	75,000
Adjusted tangible Book Value	127,466	152,466
Diluted share count (4)	7,959	7,959
Adjusted Book Value per share	16.02	19.16

I also take issue with the Board of Director’s decision to ignore the potential offer from Cardinal/Drawbridge and its decision to reject financial buyer D’s request to match any superior offer. According to the PREM14A filed on June 16, 2006 the following events took place:

•	On April 3, 2006, financial buyer D submitted a revised indication of value of $10.47 per share, together with a request for exclusivity. On April 5, Merrill Lynch advised financial buyer D that Marsh was not willing to grant exclusivity at that time. Financial buyer D withdrew its offer the next day.

•	On April 14, 2006, financial buyer D advised Merrill Lynch that it would be interested in re-entering the auction process if it was provided a right to match any superior offer.

•	On April 14, 2006, Cardinal indicated that although its current valuation range was between its previous ranges of $11-13 and $18-20 per share, it had not yet refined its view, and would attempt to submit a revised indication by the end of the following week.

•	On April 18, 2006 the board rejected financial buyers D’s request to match any superior offers.

CUSIP No. 571783208	Page 11 of 13 Pages

•	On April 20, 2006, the Company signed a Letter of Intent with Sun at a price of $11.125 per share and agreed to a 21 day exclusivity period to allow Sun to complete due diligence.

•	On April 27, 2006, the company received a joint indication from Cardinal and Drawbridge for $13.625 per share. Cardinal/Drawbridge indicated that they would need 15 days to complete due diligence and agree to definitive merger terms. They also indicated that they would be willing to undertake a transaction without a financing contingency.

•	On April 28, 2006, the Board met telephonically to review the indication of interest from Cardinal/Drawbridge and decided against pursuing it, instead instructing management and the Marsh advisors to continue working with Sun to finalize an agreement.

This sequence of events is baffling. The Board had clear knowledge that a likely higher indication of interest was coming from Cardinal when it signed off on the April 20 letter of intent with Sun. When it received an indication from Cardinal/Drawbridge on April 27 in the amount of $13.625 per share, it still decided to pursue the transaction with Sun. How is this in the best interest of shareholders when the potential offer from Cardinal/Drawbridge was 22.5% higher than the Sun offer? What was the reasoning behind denying financial buyer D’s request to match any superior offer? Isn’t the purpose of an auction to receive the highest offer? In my opinion, the Board breeched its fiduciary duty to shareholders.

There is more to Marsh than the value of its real estate. As reported in form 10Q filed on August 8, 2006, FY07 Q1 earnings were $0.15 per diluted share versus $0.08 last year. Net of adjustments for merger related expenses, real estate gains, restructuring charges, and adjusting the tax rate, earnings were $0.20 per diluted share (see below). This was achieved in the face of declining sales do to competition and more importantly, customer uncertainty regarding the potential outcome of the sale of the company.

	As reported	Adjusted
Operating Income	7098	7098
Plus merger expenses		1600
Plus restructuring charges		134
Less gains from property sales		928
Adjusted operating income		7904
Interest expense	5375	5375
Income before taxes	1723	2529
Income taxes	546	974
Tax rate	31.70%	38.50%

Net Income	1177	1555

Diluted EPS	0.15	0.20
Diluted Shares	7959	7959

CUSIP No. 571783208	Page 12 of 13 Pages

Clearly, Marsh is benefiting from the closing of unprofitable stores and last year’s job reductions made at the corporate level. As illustrated below, Marsh’s first quarter adjusted operating income was its highest quarterly results since Q1 of FY2003!

	FY 2007	FY 2006				FY 2005
	First	Fourth	Third	Second	First	Fourth	Third	Second	First
Operating Income (loss) as reported	7098	(33877)	(8523)	1025	5389	960	8693	6909	6905
Gains (losses) from sale of property	928	(99)	217	532	0	663	1890	818	456
Merger related expenses	1600
Restructuring costs	134	17648	12775
Goodwill impairment		13122

Adjusted operating income	7904	(3008)	4035	493	5389	297	6803	6091	6449

		FY 2004				FY 2003
		Fourth	Third	Second	First	Fourth	Third	Second	First
Operating Income (loss) as reported		2697	8227	6671	6050	(2723)	6614	8312	10431
Gains (losses) from sale of property		879	354	1814	0	4249	406	1875	1671
Merger related expenses
Restructuring costs
Goodwill impairment

Adjusted operating income		1818	7873	4857	6050	(6972)	6208	6437	8760

During this 4+ year time period, Marsh stock nearly always traded at a premium to the current offer price of $11.125. Only in late 2005 and early 2006 did the stock trade at any meaningful

CUSIP No. 571783208	Page 13 of 13 Pages

discount to this price. In my opinion, this was due largely to the dividend suspension announced on November 29, 2005 along with inaccurate rumors of the companies’ demise. The market may be a “voting machine” in the short term, but is a “weighing machine” over longer periods of time. This means that the market eventually gets it right. The average trading price over this time period, 4/01/2002-6/24/2006, is $12.10 for the A shares and $12.05 for the B’s. If the time period from November 29, 2005 is removed the average increases to $12.49 for the A’s and $12.48 for the B’s. Why then is the Board willing to sell at a discount to the average trading price over these 17 quarters when the company just reported its 2nd best quarterly results in the last 4+ years?

Only recently has Cardinal/Drawbridge withdrawn its indication of interest to acquire Marsh for $13.625 per share after an unfavorable court ruling prohibited Marsh from pursuing an indication of interest from Cardinal/Drawbridge. Not surprisingly, Cardinal/Drawbridge was appeased by an affiliate of Sun with a possible sale/leaseback transaction announced on August 14, 2006. Further, according to the DEFM14A filed on August 18, 2006, if a definitive sale/leaseback is not agreed upon, Cardinal and Drawbridge will have certain co-investment rights in connection with ownership of Marsh following the merger. In my opinion, it appears that Cardinal/Drawbridge was offered an incentive to step aside; one that’s not in the best interest of shareholders.

The board may be concerned that without Sun, Marsh will be left without a potential buyer. In this unlikely case, I would remind shareholders that they are owners of a company whose asset value far exceeds the current price, and one that just posted its 2nd best quarterly results in the last 4+ years!

For the reasons explained above, BML cannot support the merger with an affiliate of Sun Capital and intends to vote against it. We hope that other shareholders will come to a similar decision. BML intends to consider all courses of action to maximize the value of its investment.

Finally, as a shareholder and customer, I want to thank all of the Marsh employees for their hard work and excellent service during this time of uncertainty.

Sincerely,

Braden M. Leonard

Managing Member

Notes:

(1)	From page 3, Condensed Consolidated Balance Sheet of form 10-Q filed on August 8, 2006.

(2)	From page 38, Note 4 – Goodwill Impairment of form 10-K filed on June 30, 2006.

(3)	Real estate appraisal from Company press release dated February 21, 2006.

(4)	From page 2, Condensed Consolidated Statement of Operations of form 10-Q filed on August 8, 2006.